SITIME CORPORATION

5451 Patrick Henry Drive

Santa Clara, California 95054

June 9, 2020

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SiTime Corporation - Registration Statement – Form S-1

File No. 333-239046

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SiTime Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-239046) (the “Registration Statement”) be declared effective on June 11, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Nicholas Griffin of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Nicholas Griffin at (713) 276-7628.

[Signature Page Follows]

Sincerely,

SITIME CORPORATION

By:	/s/ Rajesh Vashist
Rajesh Vashist
Chief Executive Officer

cc:    Davina K. Kaile, Esq.